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                                                                     EXHIBIT 4.1


                            CERTIFICATE OF AMENDMENT
                                       OF
                          CERTIFICATE OF INCORPORATION
                                       OF
                             ASPEN TECHNOLOGY, INC.

             PURSUANT TO SECTION 242 OF THE GENERAL CORPORATION LAW
                            OF THE STATE OF DELAWARE

                ------------------------------------------------

     Aspen Technology, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify as follows:

     At a meeting of the Board of Directors of the Corporation a resolution was duly adopted, pursuant to Section 242 of the General Corporation Law of the State of Delaware, setting forth an amendment to the Certificate of Incorporation of the Corporation, as amended to date, and declaring said amendment to be advisable. The stockholders of the Corporation duly adopted said amendment at a special meeting of stockholders in accordance with Section 242 of the General Corporation Law of the State of Delaware. The resolution setting forth the amendment is as follows:

RESOLVED: That Article FOURTH of the Certificate of Incorporation of the
          Corporation, as amended, be deleted in its entirety and the following paragraphs shall be inserted in lieu thereof:

          "FOURTH: That, effective at 5:00 pm., eastern time, on the filing date of this Certificate of Amendment of Certificate of Incorporation, as amended (the "Effective Time"), a one-for-three reverse stock split of the Corporation's common stock shall become effective, pursuant to which each three shares of common stock outstanding and held of record by each stockholder of the Corporation (including treasury shares) immediately prior to the Effective Time shall be reclassified and combined into one share of common stock automatically and without any action by the holder thereof upon the Effective Time and shall represent one share of common stock from and after the Effective Time. No fractional shares of common stock shall be issued as a result of such reclassification and combination. In lieu of any fractional shares to which the stockholder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then fair market value of the common stock as determined by the Board of Directors of the Corporation.

          The Corporation is authorized to issue two classes of capital stock, one of which is designated as common stock, $.001 par value per share ("Common Stock"), and the other of which is designated as preferred stock, $0.10 par value per share ("Preferred Stock"). The total number of shares of both classes of capital stock that the Corporation shall have authority to issue is 110,000,000 shares, consisting of 100,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock. The following is a statement of the designations and the powers, preferences and rights of, and the qualifications, limitations or restrictions applicable to, each class of capital stock of the Corporation."

     IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its President and Chief Executive Officer as of _________, 2003.

                                     ASPEN TECHNOLOGY, INC.

                                     By:
                                        ----------------------------------------
                                        David L. McQuillin
                                        President and Chief Executive Officer